Exhibit 12
Ratio of earnings to fixed charges
Our ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and securities sold under repurchase agreements, and one-third of our rental expense, which we deem to represent interest. Our consolidated ratio of earnings to fixed charges is as follows for the years ended December 31 (amounts in thousands):

	2010	2009	2008	2007	2006

Earnings:
Income before taxes	$212,410	$120,053	$133,402	$125,023	$139,392
Fixed charges	153,739	128,725	174,661	200,727	171,249

Earnings, including interest on deposits	366,149	248,778	308,063	325,750	310,641
Less interest on deposits	71,150	73,551	118,683	159,371	132,185

Earnings, excluding interest on deposits	$294,999	$175,227	$189,380	$166,379	$178,456

Fixed charges:
Interest on deposits	$71,150	$73,551	$118,683	$159,371	$132,185
Interest on borrowings	76,684	52,807	53,878	39,223	37,164
Estimated interest component of rent expense	5,905	2,367	2,100	2,133	1,900

Fixed charges, including interest on deposits	153,739	128,725	174,661	200,727	171,249
Less interest on deposits	71,150	73,551	118,683	159,371	132,185

Fixed charges, excluding interest on deposits	$82,589	$55,174	$55,978	$41,356	$39,064

Ratio of earnings to fixed charges:
Including interest on deposits	2.38	1.93	1.76	1.62	1.81
Excluding interest on deposits	3.57	3.18	3.38	4.02	4.57